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                                     LOGO
                   [LOGO OF EARTHLINK NETWORK APPEARS HERE]

                               February 18, 1998

To Our Stockholders:

  I am very pleased to share with you the highlights of a strategic alliance with Sprint Corporation ("Sprint"), which I believe dramatically improves EarthLink's ability to capitalize on its strengths and realize its potential. The structure of this transaction permits the Company to retain its independence and entrepreneurial spirit, while providing the strategic and financial resources to fuel its continued growth.

  The basic terms of the transaction are as follows. On February 10, 1998, the Company, Sprint, Sprint Communications Company L.P. (an affiliate of Sprint), Dolphin, Inc., an entity created by the Company ("Newco"), and Dolphin Sub, Inc., a wholly-owned subsidiary of Newco, entered into an Investment Agreement (the "Investment Agreement"). Pursuant to the Investment Agreement, Sprint is making a tender offer to purchase 1,250,000 shares of Common Stock of the Company, for an aggregate cash consideration of $56,250,000, at a price per share of Common Stock of $45 net to each seller in cash (the "Offer"). Consummation of the Offer and the other transactions contemplated by the Investment Agreement is subject to certain conditions, as more fully described in the enclosed Offer to Purchase made by Sprint (the "Offer to Purchase"). We urge you to read the Offer to Purchase carefully before making your decision whether to tender your shares pursuant to the Offer.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE OFFER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND HAS APPROVED SUCH TRANSACTIONS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the following factors:

  (a) The opportunity for each stockholder of the Company to receive cash for approximately 11% of the total number of shares of Common Stock held by each stockholder;

  (b) The fact that the $45 per share price of the Offer represented a premium of approximately 32.4% over the last reported sales price of a share of Common Stock on The Nasdaq National Market of $34.00 per share on February 9, 1998 (the last full trading date prior to the Board's approval of the Offer), and a premium of approximately 53.7% over the average of the last reported sales prices of a share of Common Stock on The Nasdaq National Market for the 30 trading days preceding February 10, 1998;

  (c) The Board of Directors' thorough evaluation of a variety of other potential strategic alternatives and analysis of the viability of and risks associated with such alternatives. In particular, the Board of Directors placed great value on the overall strategic importance of a potential relationship with Sprint, including (i) the value of creating an EarthLink-Sprint brand for Internet access and related services, (ii) the potential commercial impact
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of having access to Sprint's nationwide marketing channels, with a commitment from Sprint to deliver not less than 150,000 net subscribers per year, (iii) the addition to the Company's business of approximately 130,000 "Sprint Internet Passport" subscribers immediately upon consummation of the transactions contemplated by the Investment Agreement, which would result in the Company having more than 600,000 subscribers in the aggregate at closing,
(iv) favorable terms for access to Sprint's network pursuant to a network agreement, which diversifies the Company's operational risk by giving it another credible provider of Internet backbone services, and (v) the availability of additional capital through $100 million of convertible debt financing from Sprint and Sprint L.P.'s purchase of 4,102,941 shares of Series A Convertible Preferred Stock of Newco in exchange for $23.75 million (in addition to the contribution by Sprint L.P. of its "Sprint Internet Passport" subscribers and access to its network on favorable terms);

  (d) The opinion of Deutsche Morgan Grenfell Inc., the Company's financial advisor, that the Offer and certain related transactions contemplated by the Investment Agreement, when taken together, are fair, from a financial point of view, to holders of Common Stock of the Company;

  (e) The terms of the Governance Agreement entered into in connection with the Investment Agreement, which allow Newco to remain an independent public company and which provide Newco and its stockholders with alternative paths to the realization of a control premium in a subsequent business combination transaction with either Sprint or a third party, including (i) the right of Sprint to make an offer to purchase all of the remaining equity securities of Newco not already owned by Sprint and its affiliates at the "Fair Private Market Value" of Newco (a term that, by definition, contemplates an appropriate control premium in the context of a competitive environment for that premium), and (ii) Newco's right to receive and, in certain circumstances, pursue and solicit, third-party offers to effect business combinations;

  (f) The competitive environment in the Internet industry and the perceived beneficial effect of the strategic alliance on the Company's relationships with its employees and customers; and

  (g) The probability that the Offer and the other transactions contemplated by the Investment Agreement will be consummated, given the achievable nature of the conditions to consummation of the Offer.

  The consummation of various transactions contemplated by the Investment Agreement is subject to certain conditions described in the Offer to Purchase, including the approval of the stockholders of the Company. The Company's stockholders will receive, at least 20 business days prior to the date of the special meeting of stockholders to consider such matters, a Proxy Statement that will further describe these transactions and the various other agreements entered into by the Company in connection with the Investment Agreement.

  I strongly believe that the series of transactions described in the Offer to Purchase are in the best interests of the Company. To demonstrate their personal commitment to the transaction, which is shared by members of management and the Board and certain significant stockholders, Sky Dayton, the Company's Chairman, and certain other significant stockholders identified in the Offer to Purchase have entered into agreements to tender their shares into the Offer and/or to vote their shares in favor of the related transactions. These stockholders unhesitatingly acceded to Sprint's request for this expression of support because this is clearly the right transaction at the right time for our Company.

  On behalf of the Board, we appreciate your continued support of the Company and your careful consideration of the Offer.

                                          On behalf of the Board of Directors,
                                          LOGO
                                          /s/ Charles G. Betty
                                          Charles G. Betty
                                          President and Chief Executive
                                           Officer